Ard 3/11/03

CM

SECU 03014580 ...MMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 42167

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Correspondent Services Corporation (CSC)

OFFICIAL USE ONLY
FIRM ID. NO.

SEC MAIL PROCESSING SECTION RECEIVED MAR 0 3 2003 WASH. D.C. 165

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1285 Avenue of Americas 12th Floor

(No. and Street)

New York	New York	10019
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Anthony Castella (212) 713-2743

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP

(Name – *of individual, state last, first, middle name*)

5 Times Square	**New York**	**NY**	**10036**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- x Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 19 2003 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

19

OATH OR AFFIRMATION

I, ____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of ____, as of ______________________, 20________, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

See attached Oath or Affimation

____

____

____
Signature

____
Title

____
Notary Public

This report** contains (check all applicable boxes):

- x (a) Facing page.
- x (b) Statement of Financial Condition.
- ☐ (c) Statement of Operations.
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- x (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Schedule of Segregation Requirements and Funds in Segregation for Customers Trading on U.S. Commodity Exchanges.
- ☐ (p) Statement of Secured Amount and Funds Held in Separate Accounts for Foreign Futures and Options Customers Pursuant to Commission Regulation 30.7.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

OATH OR AFFIRMATION

To the best of our knowledge and belief, the accompanying statement of financial condition pertaining to the firm of Correspondent Services Corporation [csc] at December 31, 2002, is true and correct. Based upon information available to the undersigned, neither the Company nor any principal officer or director thereof has any proprietary interest in any account classified solely as that of a client.

(Name) Michael F. Dura
(Title) President

(Name) Estill L. Alvey
(Title) Chief Financial Officer

STATE OF NEW YORK:
COUNTY OF NEW YORK:

Sworn to before me this
27 day of February 2003

RICHARD P. BOROVOY
Notary Public, State of New York
No. 01BO4630102
Qualified in New York County
Commission Expires Feb. 28, 2007

ERNST & YOUNG

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530

Phone: (212) 773-3000
www.ey.com

Report of Independent Auditors

The Board of Directors
Correspondent Services Corporation [csc]

We have audited the accompanying statement of financial condition of Correspondent Services Corporation [csc] (the "Company") as of December 31, 2002. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the statement of financial condition. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of the Company at December 31, 2002 in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

February 21, 2003

Correspondent Services Corporation [csc]

Statement of Financial Condition

December 31, 2002
(in thousands of dollars)

Assets	
Cash and cash equivalents	$ 130,554
Cash and securities segregated and on deposit for federal and other regulations	103,192
Receivables from clients (net of reserve of $6,955)	686,758
Receivables from UBS PaineWebber Inc. and affiliates	82,968
Receivables from brokers and dealers	28,467
Office equipment and leasehold improvements (net of accumulated depreciation and amortization of $1,350)	1,897
Other assets	944
	$ 1,034,780
Liabilities and stockholder's equity	
Payables to clients (including free credit balances of $352,953)	$ 650,260
Payables to brokers and dealers	118,229
Other liabilities	16,538
	785,027
Commitments and contingencies	
Stockholder's equity	249,753
	$ 1,034,780

See notes to statement of financial condition.

Correspondent Services Corporation [csc]

Notes to Statement of Financial Condition

December 31, 2002
(in thousands of dollars except share data)

1. General

Correspondent Services Corporation [csc] (the "Company") is a wholly owned subsidiary of UBS PaineWebber Inc. ("UBSPWI"). UBSPWI is a wholly owned subsidiary of UBS Americas Inc. ("UBS Americas"), which is a wholly owned subsidiary of UBS AG ("UBS"). The Company has material transactions with UBS Americas and its affiliates.

The Company is a broker-dealer in securities and provides security execution and clearing services for its clients both on a fully disclosed and omnibus basis.

2. Summary of Significant Accounting Policies

The Company depreciates office equipment using the straight-line method over estimated useful lives of three to ten years. Leasehold improvements are amortized over the lesser of the estimated useful life of the asset or the remaining term of the lease.

Certain income and expense items are accounted for in different periods for income tax purposes rather than for financial purposes. Provisions for deferred taxes are made in recognition of these timing differences in accordance with the provisions of Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes.

The Company is included in the consolidated federal income tax return and certain combined state and local tax returns of UBS Americas. However, federal and state and local income taxes are provided for on a separate return basis.

Substantially all of the Company's financial instruments are recorded at amounts approximating fair value.

Cash equivalents are defined as highly liquid investments not held for resale, with a maturity of three months or less when purchased. Cash and cash equivalents are carried at cost plus accrued interest, which approximates fair value. At December 31, 2002, cash equivalents totaled $125,903 and consisted of investment grade commercial paper of one diversified financial institution.

2. Summary of Significant Accounting Policies (continued)

Securities purchased under agreements to resell (U.S. government obligations) are accounted for as financing transactions and are recorded at their contractual amounts, plus accrued interest. The Company enters into these agreements in order to satisfy its reserve requirements in accordance with Securities and Exchange Commission (SEC) Rule 15c3-3. At December 31, 2002, the Company had accepted collateral under resale agreements with an affiliate with a fair value of $104,931 which is included in Cash and securities segregated and on deposit for federal and other regulations in the statement of financial condition. The Company monitors the fair value of the securities daily. Should the fair value of the securities decline below the principal amount loaned, plus accrued interest, additional collateral is requested as deemed appropriate.

The statement of financial condition is prepared in conformity with accounting principles generally accepted in the United States which require management to make estimates and assumptions that affect the amounts reported in the statement of financial condition and accompanying notes. Actual results could differ from those estimates.

3. Related Party Transactions

UBSPWI serves as the Company's clearing and executing broker and, as such, is responsible for maintaining possession and control and custody of client assets. Clearing and execution services are performed on an omnibus basis by UBSPWI.

In its capacity as clearing broker for the Company, UBSPWI engages in security lending and borrowing transactions to finance customer margin accounts and cover customer short positions.

Employees of the Company are provided with certain employee benefits under plans maintained by UBS Americas.

The Company rents office space and equipment from UBSPWI, and reimburses UBSPWI for rendering accounting, cash management, computer, operations and other administrative services in accordance with the terms of a services agreement between UBSPWI and the Company.

UBSPWI guarantees the commitments and obligations of the Company.

4. Risk Management

Credit Risk in Client Activities

Client transactions are entered on either a cash or margin basis. In a margin transaction, the Company extends credit to a client using the securities purchased and/or other securities held on behalf of the client as collateral for amounts loaned. Amounts loaned are limited by margin regulations of the Federal Reserve Board and other regulatory authorities and are subject to the Company's credit review and daily monitoring procedures. Market declines could, however, reduce the value of any collateral below the principal amount loaned, plus accrued interest, before the collateral can be sold.

In addition, client positions can include trading liabilities and written options for which collateral is maintained. To the extent clients are unable to meet their commitments to the Company and margin deposits are insufficient to cover outstanding liabilities, the Company may take market action and credit losses could be realized.

Client trades are recorded on a settlement date basis. Should the client fail to perform, the Company may be required to complete the transaction at prevailing market prices. Client trades pending at December 31, 2002 were settled without material adverse effect on the Company's statement of financial condition, taken as a whole.

Concentrations of Credit Risk

Concentrations of credit risk that arise from financial instruments (whether on or off balance sheet) exist for groups of counterparties when they have similar economic characteristics that would cause their ability to meet obligations to be similarly affected by economic, industry or geographic factors. The Company engages in activities with a broad range of retail and institutional broker-dealers. The Company has no significant exposure to any individual counterparty. The Company seeks to control its credit risk and the potential for risk concentration through a variety of reporting and control procedures.

4. Risk Management (continued)

Operating Risk

Operating risk focuses on the Company's ability to accumulate, process and communicate information necessary to conduct its daily operations. Deficiencies in technology, financial systems and controls, and losses attributable to operational problems all pose potential operating risks. In order to mitigate these risks, the Company has established and maintains an internal control environment which incorporates various control mechanisms throughout the organization and involves various oversight units including Audit, Controllers, Legal and Compliance.

5. Commitments and Contingencies

The Company has been named as a defendant in certain legal actions in the ordinary course of business. While the outcome of such matters cannot be predicted with certainty, in the opinion of management of the Company, after consultation with various counsel handling such matters, these actions will be resolved with no material adverse effect on the Company's Statement of Financial Condition.

6. Stockholder's Equity

There are 1000 shares authorized, issued and outstanding of $1 par value common stock.

7. Regulatory Requirements

The Company is subject to the SEC Uniform Net Capital Rule and the New York Stock Exchange Inc. ("NYSE") Growth and Business Reduction capital requirements. Under the method of computing capital requirements adopted by the Company, minimum net capital shall not be less than 2% of combined aggregate debit items arising from client transactions. A reduction of business is required if net capital is less than 4% of such aggregate debit items. Business may not be expanded if net capital is less than 5% of such aggregate debit items. As of December 31, 2002, the Company's net capital of approximately $219,000 was 32.3% of aggregate debit items and its net capital in excess of the minimum required was approximately $205,000.

7. Regulatory Requirements (continued)

The Company has elected to compute a reserve requirement for Proprietary Accounts of Introducing Broker/Dealers ("PAIB calculation"), as defined. The PAIB calculation is completed in order for each correspondent firm that uses the Company as its clearing broker-dealer to classify its assets held by the Company as allowable assets in the correspondent's net capital calculation. At December 31, 2002, the Company had no reserve requirement as a result of the PAIB calculation.

8. Employee Incentive Awards

Employees of the Company are covered under UBS's various Stock Option and Award Plans which provide for the granting of nonqualified stock options, cash and restricted stock awards, and other stock based awards. Officers and other key employees are granted nonqualified stock options to purchase shares of UBS common stock at a price not less than the fair market value of the stock on the date the option is granted. The rights generally expire within seven to ten years after the date of grant.

Restricted stock awards are granted to key employees through the UBS Equity Ownership Plan ("EOP"). These awards are mandatory deferrals from the employee's year-end incentive bonus that are above a certain level. The awards contain restrictions on sales or transfers lapsing over three years. These restricted stock awards are subject to forfeiture if the employee terminates prior to the end of the prescribed restriction period for cause or to join a competitor. Restricted stock awards may also be granted as part of a new hire recruiting package. The new hire awards generally contain restrictions on sale or transfer lapsing over 3 or 10 years. These restricted stock awards are subject to forfeiture if the employee terminates prior to the prescribed restriction period.

9. Employee Benefit Plans

Eligible employees of the Company were included in the defined benefit plan of UBS Americas which was frozen in 1998.

Additionally, employees of the Company are eligible to participate in the UBS Americas 401(k) Plus Plan, which includes an employee savings investment plan and a defined contribution pension plan.

UBS Americas also provided life insurance and health care benefits to employees of the Company.

10. Income Taxes

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. For financial reporting purposes, the net deferred tax asset of $240 is included in "Other assets" in the Statement of Financial Condition. Deferred tax assets are reflected without reduction for a valuation allowance. The net deferred tax asset is composed of a deferred tax asset of $1,240, which is primarily attributable to depreciation and deferred deductions offset by a deferred tax liability of $1,000, attributable to deferred income.